UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 4, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 1 April 2021 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.	A Media Announcement dated 7 April 2021 entitled ‘VODAFONE FOUNDATION AND VODACOM GROUP DONATE TO SECURE COVID VACCINE SUPPLY IN ITS AFRICA MARKETS’.

3.	A Media Announcement dated 8 April 2021 entitled ‘VODAFONE LAUNCHES SUPPORT PACKAGE FOR JOBSEEKERS’.

4.	A Media Announcement dated 19 April 2021 entitled ‘VODACOM GROUP PARTNERS WITH AUDA NEPAD FOR MAJOR VACCINE ROLL-OUT’.

RNS Number : 2017U

Vodafone Group Plc

01 April 2021

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 March 2021:

Vodafone’s issued share capital consists of 28,816,835,778 ordinary shares of US$0.20 20/21 of which 592,642,309 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 28,224,193,469. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

7 April 2021

VODAFONE FOUNDATION AND VODACOM GROUP DONATE TO SECURE COVID VACCINE SUPPLY IN ITS  AFRICA MARKETS

•	Vodafone Foundation and Vodacom Group will donate €4.2 million (R74 million) to support the vaccine roll-out to vulnerable and hard to reach communities across its markets in Africa.

•	The contribution will buy cold-chain technology and provide logistics support to help to ensure the safe delivery of Covid-19 vaccines that need to be stored at extremely cold temperatures.

•	Separately the organisations will donate €0.8 million (R13 million) to Lesotho to purchase vaccines.

•	The Vodafone and Vodacom Group Foundations have already contributed €10 million (R176 million) in cash and in-kind donations in response to the pandemic.

Vodafone Foundation and Vodacom Group have pledged to donate €4.2 million (R74 million) to ensure that Covid-19 vaccines are securely delivered to its markets across the continent. Procurement of the life-saving equipment will be managed through the African Vaccine Acquisition Task Team (AVATT), established by the African Union as a component in support of the Africa Vaccine Strategy.

Last week AVATT signed a procurement agreement on behalf of African Union member states for 220 million Johnson and Johnson single dose vaccines manufactured in South Africa. There is an option for an additional 180 million doses. Africa is also acquiring 700 million vaccines from the World Health Organization initiative known as COVAX. The continent intends to roll out enough vaccines for 760 million people before the end of next year.

The donations from Vodafone Foundation and Vodacom Group will be used to buy equipment to maintain the cold-chain needed for the vaccines to stay at optimal sub-zero temperatures in order to remain viable, and assist with the logistics support around the distribution of the vaccines.

President Cyril Ramaphosa, African Union COVID-19 Champion, said: “Greater collaboration between government, business, labour and civil society is key to the success of the vaccine rollout. We commend the Vodacom Group and Vodafone Foundation. I want to call on all our private sector partners to support this new phase in our fight against the pandemic.”

Nick Read, CEO, Vodafone Group, said: “By supporting Africa’s vaccine roll-out we help to protect some of the most vulnerable communities in the countries we serve. Vodafone also encourages our employees globally to support the vaccine delivery appeals by GAVI, the Vaccine Alliance and UNICEF to help safeguard health workers and the most high-risk people on our planet.”

African Union Special Envoy on Vaccine Acquisitions, Strive Masiyiwa expressed his deep appreciation for the intervention, saying: “This is a smart, and strategic donation which will have a far reaching impact, even beyond this pandemic. The African Union initiative is also supported by UNICEF which helped to specify the equipment and will also help countries to acquire the right equipment.”

Shameel Joosub, CEO of Vodacom Group, said: “Targeted donations from Vodafone Foundation and Vodacom Group will help nations to address the complexity of maintaining a cold-chain and the logistics around the distribution so that the lifesaving Covid-19 vaccines remain viable. We are proud to be standing shoulder to shoulder with the African Union and national governments to provide practical support for what is an enormous logistical challenge for resource-limited African countries with significant rural populations.”

Separately, Vodafone Foundation and Vodacom have donated €0.8 million (R13 million) in support of the Lesotho government’s call for companies operating in the Kingdom to assist with its vaccination programme. The funds will be used to purchase vaccines. The contribution will target Phase Three of the country’s vaccination plan. That includes much of Lesotho’s public and private workforce.

Andrew Dunnett, Director, Vodafone Foundation, said: “We know how important it is for Africa – and ultimately the rest of the world – that the most significant health intervention in the continent’s history is completed successfully. This donation builds upon the €10m (R176m) in grants and in kind contributions that Vodafone and Vodacom Group Foundations have already made in response to the pandemic.”

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For further information:

Vodafone Group

Media Relations	Investor Relations
GroupMedia@vodafone.com	IR@vodafone.co.uk

About Vodafone Foundation

Vodafone Foundation’s strategy of ‘Connecting for Good’ combines Vodafone’s charitable giving and technology to address some of the world’s most pressing problems. Established in 1991, Vodafone Foundation is at the centre of a network of global and local social investment programmes. Vodafone Foundation is an independent UK registered charity, registered charity number 1089625.

For more information, visit: www.vodafonefoundation.org

About Vodacom

Vodacom is a leading African communications company providing a wide range of communication services, including data, mobile and fixed voice, messaging, financial services, enterprise IT and converged services to 120 million customers (including Safaricom). From our roots in South Africa, we have grown our mobile network business to include operations in Tanzania, the Democratic Republic of the Congo (the DRC), Mozambique, Lesotho and Kenya. Our mobile networks cover a population of over 296 million people. Through Vodacom Business Africa (VBA), we offer business managed services to enterprises in 29 countries. Vodacom is majority owned by Vodafone (60.5% holding), one of the world’s largest communications companies by revenue.

8 April 2021

VODAFONE LAUNCHES SUPPORT PACKAGE FOR JOBSEEKERS

Special connectivity offers for jobseekers including price discounts and data offers extended globally

Vodafone to donate Facebook advertising to jobseekers, allowing them to target recruiters

Vodafone is launching a comprehensive support package for jobseekers in Europe, Turkey, Egypt and South Africa, combining price discounts and data offers, continued access to learning and skills with Udemy and Vodafone’s Future Jobs Finder tool.

Vodafone is also donating Facebook advertising to jobseekers in some markets, helping them to promote their profiles using Facebook banner advertising to reach hiring managers.

The new support package follows a successful initiative in the UK in November 2020 which offered unlimited 5G data, calls and texts for just £10 a month to anyone who had lost their job as a result of the pandemic.  This will be extended for a further six months from today to coincide with the launch in other markets.

Alex Froment-Curtil, Vodafone Group Commercial Director, said: “For people who have found themselves out of work as a result of the pandemic, staying connected is even more critical to finding a new job, reskilling and keeping in touch during a difficult time. We know that job seekers will be under financial pressure, so our jobseekers.connected initiative is our way of helping them to find new roles, develop and learn new skills and explore new career opportunities in technology.”

The measures announced today by Vodafone include:

Connectivity offers:  Vodafone is launching special connectivity offers to keep jobseekers connected and support them while they are searching for a new career opportunity.  These offers will range from discounts on mobile and converged plans, free extra mobile data allowances and zero-rating access to job portals to ensure that access does not come from data allowances.

Profile promotion:  Vodafone is donating Facebook advertising and media investment spend to jobseekers, enabling them to promote their profiles and highlight their CV with suitable potential employers.  Candidates in participating Vodafone markets in Europe will be shortlisted online, and those selected will feature in special Facebook ‘adverts’ to reach hiring managers.

New Skills:  Vodafone has extended its exclusive partnership with the global e-learning marketplace Udemy, originally launched in 2020 providing access to 600+ free, curated courses on personal growth, productivity and professional skills, and essential tech skills.  This will be complemented with additional learning for career development and other local partnerships for e-learning where available.

Job Opportunities:  Vodafone’s Future Jobs Finder tool is available in every Vodafone market, helping users of all ages and backgrounds to find digital or technology job opportunities and build a CV.  For jobseekers whose background is in non-technology fields, Future Jobs Finder also helps identify transferable skills and strengths, giving recommendations on tech professions and e-learning suited to people’s backgrounds and aptitudes.

This is the first initiative following the launch of Vodafone’s new brand positioning – ‘Together We Can’ – demonstrating Vodafone’s belief that the partnership between technology and society can build a better future.

Vodafone recognises that its role in society is more vital than ever, and is committed to building a more resilient, inclusive and sustainable digital society where everyone is connected through access to Gigabit Networks.

Vodafone is demonstrating its vision of an everyone.connected future through four initiatives:

•	Jobseekers and other propositions to address inequalities

•	Providing free digital advice, digital tools and end-to-end solutions for small and medium enterprises (SMEs), the backbone of our economies

•	Enabling access to education through connecting skills, e-learning platforms and digital skills development

•	Bridging urban and rural divides through rural connectivity

In January 2021, Vodafone announced that the Vodafone Foundation will invest a further €20 million over the next five years to expand Foundation digital skills and education programmes by funding local initiatives in sixteen Vodafone markets. This investment is expected to reach 16 million learners by 2025.

The programmes, delivered in partnership with charities and NGOs, will enable people to develop their knowledge and skills in using digital technologies, with the goal to reach millions of primary and secondary learners, those who are not in education, employment or training, and the elderly.

To enable society to build back better, by no later than July 2021 Vodafone’s European network will be powered by 100% renewable electricity.  Vodafone also has set a global carbon enablement target of 350m tonnes CO2e over the ten years to 2030, equivalent to the annual carbon emissions of Italy, which will be delivered through the digital services Vodafone provides to its customers.

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Notes for Editors

Vodafone’s 5-Point Plan – keeping society connected

Vodafone’s 5-Point Plan, announced in March 2020 as the initial phase of COVID-19 started, has seen Vodafone make a make a significant contribution to society through a consistent approach across all our markets, including:

•	Expanding network capacity by 60% in some markets to meet a near 50% rise in demand – on top of planned network investments.

•	Sending over 250 million text messages with free public health information, including 200 million in Africa and 50 million in Europe.

•	Supporting more than 1.5 million healthcare workers through €6 million of donated funds and devices across Europe, Africa and Turkey.

•	Helping more than 15 million people through zero-rating health sites, including 13.5 million in Tanzania.

•	Enabling more than 5.2 million students to access free digital education, including 3.5 million in Africa and 1.3 million in Europe.

•	Supporting 4.3 million business customers across Europe.

•	Ensuring that more than €16 billion per month in safe transactions can be transmitted through M-Pesa across our African markets.

As the crisis continues to unfold, Vodafone has expanded support for society including:

•	Free and upgraded products and services for healthcare staff and other frontline workers, consumers and business customers, focussed on SOHO and SME’s.

•	Rolled out low-cost tariffs for vulnerable groups, including the unemployed.

•	Connected schools and pupils.

•	Organised donations of devices and connectivity to charities, vulnerable persons and students.

•	Continued to provide free educational and learning resources.

•	Encouraged employees to volunteer in support of COVID vaccination efforts.

•	Vodafone Foundation and Imperial College London enlisted the DreamLab app in the fight against COVID-19, completing Phase 1 of the Corona-AI project in six months.

For further information: Vodafone Group
Media Relations	Investor Relations
GroupMedia@vodafone.com	IR@vodafone.co.uk

About Vodafone

Vodafone is a leading telecommunications company in Europe and Africa. Our purpose is to connect for a better future and our expertise and scale gives us a unique opportunity to drive positive change for society. Our networks keep family, friends, businesses and governments connected and we play a vital role in keeping economies running and the functioning of critical sectors like education and healthcare.

Vodafone is the largest mobile and fixed network operator in Europe and a leading global IoT connectivity provider. Our M-Pesa technology platform in Africa enables over 45m people to benefit from access to mobile payments and financial services. We operate mobile and fixed networks in 21 countries and partner with mobile networks in 48 more. As of 31 December 2020, we had over 300m mobile customers, more than 27m fixed broadband customers, over 22m TV customers and we connected more than 118m IoT devices.

We value and respect all individuals irrespective of race, ethnicity, disability, age, sexual orientation, gender identity, belief, background, culture or religion.  Our commitment to diversity and inclusion is core to our Purpose and in our work on empowering women and society at large and improving access to education and digital skills.

Vodafone is also taking significant steps to reduce our impact on our planet by reducing our greenhouse gas emissions by 50% by 2025 and becoming net zero by 2040, purchasing 100% of our electricity from renewable sources by 2021 in Europe and the rest of the world by 2025, and reusing, reselling or recycling 100% of our redundant network equipment.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

19 April 2021

VODACOM GROUP PARTNERS WITH AUDA NEPAD FOR MAJOR VACCINE ROLL-OUT

•	Vodacom Group and the African Union Development Agency (AUDA-NEPAD) will offer the mVacciNation digital toolbox - a mobile technology platform that manages vaccination appointments and stock availability - in African Union member states to accelerate the Covid-19 vaccine roll-out.

•	In South Africa, the National Department of Health has used mVacciNation to register health workers on its Covid-19 Electronic Vaccine Data System (EVDS), and nearly 279,000 vaccinations have been administered to date.

•	mVaccination has also been successfully deployed in Mozambique, Tanzania and Nigeria to manage infant inoculations.

•	There will be a webinar jointly hosted by Vodacom Group and AUDA-NEPAD to introduce mVacciNation for representatives of African Union member states and interested parties on 21 April 2021. To register for the webinar, click here

Vodacom Group, part of Vodafone Group, will work with AUDA-NEPAD to build digital infrastructure to manage vaccinations across up to 55 countries, following successful deployments in South Africa -  to manage Covid-19 vaccinations - and in Mozambique, Tanzania and Nigeria - to manage infant inoculations.

The roll-out of mVacciNation, developed by Mezzanine, a member of the Vodacom Group, is the first project in a public-private partnership that has been formed between Vodacom Group and AUDA-NEPAD to boost Africa’s digital transformation and build resilience for the post-Covid world.

Shameel Joosub, CEO of Vodacom Group, said: “Vodacom has been at the forefront of helping governments where we operate to curb the spread of Covid-19. Making our mVacciNation platform available to all African countries will significantly enhance the continent’s digital health infrastructure for the long-term. Our contribution will improve the capability of African countries in this pandemic and beyond for vaccine distribution, management and surveillance, even in resource-constrained settings."

Dr Ibrahim Mayaki, CEO of AUDA-NEPAD, said: “The response to the Covid-19 crisis has significantly accelerated the adoption of frontier technologies. Africa's booming digital sector offers great opportunities for public-private partnerships to help build resilience in the aftermath of the Covid-19 crisis and respond to critical continental priorities. As the development agency for the African Union, we act as a channel to connect innovators and governments to roll-out and localise these solutions.”

mVacciNation has two core components and a control tower, to ensure people get the right vaccine, at the right place and time. A supply chain component provides real-time information for health workers of all available vaccines and medical equipment (like syringes and supplies) nationally. A beneficiary management component allows individuals to register on the platform and assigns them to vaccine service points on a specific day and time. A 'control tower' allows for the orchestration of stock to specific vaccination centres.

Each time someone is vaccinated their digital record is updated and, if a further dose is required, mVacciNation automatically schedules and sends a follow-up date via SMS. Once vaccination is completed, the individual will receive electronic certification. Countries can link mVacciNation into their choice of temperature controlled supply chain (cold-chain), drug safety (pharmacovigilance) and vaccination travel passport platforms.

AUDA-NEPAD, with a continental mandate and reach, will facilitate government engagement to link mVacciNation to policy and practice for accelerated roll-out of the solution to African Union Member States.

South Africa is the first country that has started to utilise mVacciNation for Covid-19 vaccines through the National Department of Health’s EVDS. Health workers are in the first wave to be vaccinated in that country. Nearly 279 000 Covid-19 vaccinations have been completed to date.

Once installed, the mVacciNation platform will remain in place to help countries better manage future pandemics and other large-scale health programmes such as infant inoculations. mVacciNation has been utilised by the Ministries of Health in Tanzania, Mozambique, and Nigeria as they have sought to increase immunisation rates in children. Over 1.3 million vaccinations have been recorded in those countries of which 262,000 were children registered and vaccinated supported by mVacciNation.

There will be a webinar for African Union Member States to share experiences and lessons learned in the roll-out of mVaccination on 21 April 2021. Interested parties can get more information about mVacciNation at www.mvaccination.com and register for the webinar at

https://zoom.us/webinar/register/WN_z9XGw4z3Qz6NTIekZ4UDWw

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For further information:

Vodafone Group

Media Relations	Investor Relations
GroupMedia@vodafone.com	IR@vodafone.co.uk

African Union Development Agency-NEPAD

Abiola Shomang - abiolaa@nepad.org

About Vodafone

Vodafone is a leading telecommunications company in Europe and Africa. Our purpose is to “connect for a better future” and our expertise and scale gives us a unique opportunity to drive positive change for society. Our networks keep family, friends, businesses and governments connected and – as COVID-19 has clearly demonstrated – we play a vital role in keeping economies running and the functioning of critical sectors like education and healthcare.

Vodafone is the largest mobile and fixed network operator in Europe and a leading global IoT connectivity provider. Our M-Pesa technology platform in Africa enables over 45m people to benefit from access to mobile payments and financial services. We operate mobile and fixed networks in 21 countries and partner with mobile networks in 48 more. As of 31 December 2020, we had over 300m mobile customers, more than 27m fixed broadband customers, over 22m TV customers and we connected more than 118m IoT devices.

We support diversity and inclusion through our maternity and parental leave policies, empowering women through connectivity and improving access to education and digital skills for women, girls, and society at large. We are respectful of all individuals, irrespective of race, ethnicity, disability, age, sexual orientation, gender identity, belief, culture or religion.

Vodafone is also taking significant steps to reduce our impact on our planet by reducing our greenhouse gas emissions by 50% by 2025 and becoming net zero by 2040, purchasing 100% of our electricity from renewable sources by 2025, and reusing, reselling or recycling 100% of our redundant network equipment.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

About Vodacom

Vodacom is a leading African communications company providing a wide range of communication services, including data, mobile and fixed voice, messaging, financial services, enterprise IT and converged services to 120 million customers (including Safaricom). From our roots in South Africa, we have grown our mobile network business to include operations in Tanzania, the Democratic Republic of the Congo (the DRC), Mozambique, Lesotho and Kenya. Our mobile networks cover a population of over 296 million people. Through Vodacom Business Africa (VBA), we offer business managed services to enterprises in 29 countries. Vodacom is majority owned by Vodafone (60.5% holding), one of the world’s largest communications companies by revenue.

About AUDA-NEPAD

The African Union Development Agency-NEPAD is the technical body of the African Union. The mandate of AUDA-NEPAD is to facilitate and coordinate the implementation of regional and continental priority programmes and projects and to push for partnerships, resource mobilisation, research and knowledge management. Through AUDA-NEPAD, African countries are provided unique opportunities to take full control of their development agenda, to work more closely together and to cooperate more effectively with international partners. www.nepad.org

About Mezzanine

Mezzanine, a Vodacom company, delivers digital solutions to governments, international organisations, and companies working in Africa. With an estimated 800 million mobile subscribers in Africa, we see mobile technology as a major enabler for creating productive societies. We deliver last-mile mobile, IoT and digitally-enabled solutions that cut costs, increase efficiency, improve risk management, and provide unrivalled access to citizens across the continent. We work with our customers to co-create solutions in the industries of agriculture, health, social services, education, and utilities and financial management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 4, 2021	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary